

Mail Stop 4631

November 2, 2009

Mr. Thomas J. Bolan
Acting Chief Financial Officer
KL Energy Corporation
306 East Saint Joseph Street, Suite 200
Rapid City, SD 57701

>   **RE:**   **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
>   **File No. 0-52773**

Dear Mr. Bolan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief